

Mahmood Mumtaz · 3rd

CFO at Esports USA Holdings

Houston, Texas · 237 connections · **Contact info**

Esports USA Holding

 **Ball State University**

Experience

CFO

Esports USA Holdings

Oct 2018 – Present · 1 yr 8 mos

Houston, Texas

Director

MZM CPA, PLLC

Sep 2016 – Present · 3 yrs 9 mos

5100 Westheimer Rd, Suite 200, Houston, TX 77056

Tax, Accounting, Audit and Management Consulting Services to businesses and individuals

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 ### Manager, International Tax Actg and Compliance

Hess Corporation

Dec 2011 – Mar 2014 · 2 yrs 4 mos

Houston, Texas Area

 ### Host Country Tax Coordinating Manager

Marathon Oil Corporation

Oct 2002 – Apr 2011 · 8 yrs 7 mos

Houston, Texas Area

International Tax Specialist

Marathon Oil UK Limited

Oct 1999 – Oct 2002 · 3 yrs 1 mo

London, United Kingdom

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Education



Ball State University

Master's degree, Accounting

Licenses & Certifications

Certified Public Accountant

Accountancy Board Of Ohio

Issued Aug 1975 · Expired Dec 2019

Credential ID 8928

Certified Public Accountant

Texas State Board of Public Accountancy

Issued Jul 2016 · Expired Oct 2019

Credential ID 107654

Volunteer Experience

Chairman Of The Board

Houston Metropolitan Chamber of Commerce

May 2018 – May 2019 • 1 yr 1 mo

Economic Empowerment

Director

Houston Metropolitan Chamber of Commerce

Dec 2016 – Dec 2019 • 3 yrs 1 mo

Economic Empowerment

Treasurer

PAKISTAN ASSOCIATION OF GREATER HOUSTON INC

Jan 2019 – Present   •   1 yr 5 mos

Social Services

Skills & Endorsements

Accounting · 2

Hans Goss and 1 connection have given endorsements for this skill

Tax · 2

Hans Goss and 1 connection have given endorsements for this skill

Tax Accounting · 2

Hans Goss and 1 connection have given endorsements for this skill

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